

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2016

Mail Stop 3720

Douglas B. Newton
Chief Financial Officer
CF Corporation
1701 Village Center Circle
Las Vegas, Nevada 89134

> **Re: CF Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted March 9, 2016**
> **CIK No. 1668428**

Dear Mr. Newton:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Following the public filing of your registration statement, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2.   Your cover page is overly detailed and difficult to read. Confirm that the cover page will be printed in 10-point type or larger.

Summary, page 1

3.   Please revise to disclose that your sponsor, CF Capital Growth, is a related party, owned and controlled by your co-chairmen.

Proceeds to be held in trust account, page 14
Redemption of public shares and distribution and liquidation if no initial business combination, page 21

4.   We note that funds may be release from escrow if a shareholder vote is held to amend your articles of association that would "affect the substance or timing of our obligation" to redeem shares if a business combination is not consummated within 24 months from closing of this offering. Clarify under what circumstances such a proposal might be made. In particular, disclose the procedure that would be followed if directors proposed an extension of the 24-month period. We note the risk factor on page 45.

Dilution, page 59

5.   For your investors' reference, please include a footnote stating that the expenses that were applied against gross proceeds include $2 million in commissions payable upon the closing of this offering and other expenses of $1 million as set forth on page II-1.

6.   Additionally, disclose the increase in pro forma net tangible book value per share to existing stockholders and the dilution per share to new investors if the underwriters were to exercise their over-allotment option.

7.   We note on page 16 that your affiliates may be permitted to purchase your public shares or public warrants if you seek shareholder approval of your initial business combination and do not conduct redemptions pursuant to the tender offer rules. Under that scenario, please provide a footnote explaining how your calculation of the pro forma net tangible book value per share will be impacted.

Capitalization, page 60

8.   It appears that your total capitalization as adjusted should equal $97,520,000. Please delete the parenthesis in the line item "Class A shares subject to redemption…" Please revise or advise.

Related Party Loans, page F-12

9. Per your disclosure hereunder and references elsewhere in your filing, certain related parties may but are not obligated to provide working capital loans which would be evidenced by promissory notes. Please tell us if the terms and conditions of such loans have been definitized in writing and if a form of the underlying promissory note will be filed as an exhibit to your filing. If not, please tell us your basis for your working capital loans disclosures.

Class B Ordinary Shares, page F-13

10. Please revise to state if true that initial Class B shareholders will own 20% of the issued and outstanding shares after the Proposed Offering and thereafter, upon the issuance of additional Class A shares and equity securities convertible into Class A shares related to the closing of the initial business combination. We note your disclosure on page 104.

Exhibits

11. Please file your agreement with an affiliate of your sponsor relating to the rental of office space and to secretarial and administrative services.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Joel L. Rubinstein, Esq.
Elliott M. Smith, Esq.